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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 4
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)

                            ------------------------

                           MILGRAY ELECTRONICS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             BELL INDUSTRIES, INC.
                              ME ACQUISITION, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  599751 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                TRACY A. EDWARDS
                          11812 SAN VICENTE BOULEVARD
                       LOS ANGELES, CALIFORNIA 90049-5022
                                 (310) 826-2355
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                WITH A COPY TO:

                             ANDREW W. GROSS, ESQ.
                              IRELL & MANELLA LLP
                      1800 AVENUE OF THE STARS, SUITE 600
                       LOS ANGELES, CALIFORNIA 90067-4276
                           TELEPHONE: (310) 277-1010
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
-----------------------------------------------
             CUSIP NO. 599751 10 4                      14D-1
-----------------------------------------------


------------------------------------------------------------------------------
   1.  NAMES OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Bell Industries, Inc.
------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [X]
       (b) [ ]
------------------------------------------------------------------------------
   3.  SEC USE ONLY
------------------------------------------------------------------------------
   4.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
       BK
------------------------------------------------------------------------------
   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) or 2(f)
       [ ]
------------------------------------------------------------------------------
   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       California
------------------------------------------------------------------------------
   7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,582,250

------------------------------------------------------------------------------
   8.  [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

   9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
       97.1%


------------------------------------------------------------------------------
  10.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       HC and CO
------------------------------------------------------------------------------

-----------------------------------------------
             CUSIP NO. 599751 10 4                      14D-1
-----------------------------------------------


------------------------------------------------------------------------------
  11.  NAMES OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ME Acquisition, Inc.
------------------------------------------------------------------------------
  12.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [X]
       (b) [ ]
------------------------------------------------------------------------------
  13.  SEC USE ONLY
------------------------------------------------------------------------------
  14.  SOURCES OF FUNDS (SEE INSTRUCTIONS)
       AF
------------------------------------------------------------------------------
  15.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(e) or 2(f)
       [ ]
------------------------------------------------------------------------------
  16.  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
------------------------------------------------------------------------------

  17.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,582,250

------------------------------------------------------------------------------
  18.  [ ] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------

  19.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
       97.1%

------------------------------------------------------------------------------
  20.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO
------------------------------------------------------------------------------

          This Statement, which is being filed jointly by Bell Industries, Inc., a California corporation ("Parent"), and ME Acquisition, Inc., a New York corporation and wholly owned subsidiary of Parent ("Purchaser"), constitutes Amendment No. 4 (Final Amendment) to the Tender Offer Statement on Schedule 14D-1 and Schedule 13D ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on December 4, 1996, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.25 per share (the "Shares"), of Milgray Electronics, Inc., a New York corporation (the "Company"), at a price of $14.77 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 1996. This Amendment No. 4 (Final Amendment) to the Schedule 14D-1 also constitutes Amendment No. 4 to
Schedule 13D of Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Based on final information provided by the Depositary, a total of 6,582,250 Shares (or approximately 97.1% of the Shares outstanding) were validly tendered and not withdrawn prior to the expiration of the Offer. The Purchaser has accepted for payment all such validly tendered Shares.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)      Offer to Purchase dated December 4, 1996.***
    (a)(2)      Letter of Transmittal.*
    (a)(3)      Notice of Guaranteed Delivery.*
    (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.*
    (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*
    (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.*
    (a)(7)      Text of joint Press Release issued by Parent and the Company on November 27,
                1996.*

    (a)(8)      Form of Summary Advertisement, dated December 4, 1996.*
    (a)(9)      Letter to shareholders of the Company, dated December 4, 1996.*
    (a)(10)     Text of Press Release issued by Parent on December 16, 1996.**
    (a)(11)     Text of Press Release issued by Parent on January 8, 1997.****
    (b)         Commitment Letter, dated October 2, 1996, from Union Bank of California, N.A.
                to Parent (as supplemented by that certain letter agreement between Union
                Bank of California, N.A. and Parent dated November 13, 1996).*
    (c)(1)      Agreement and Plan of Merger, dated as of November 26, 1996, by and among
                Parent, Purchaser and the Company.*
    (c)(2)      Tender Agreement, dated as of November 26, 1996, by and among Parent,
                Purchaser and Herbert S. Davidson.*
    (c)(3)      Employment Agreement by and between Parent and Herbert S. Davidson, dated as of November 26, 1996.*
    (c)(4)      Employment Agreement by and between Parent and Richard Hyman, dated as of
                November 26, 1996.*
    (c)(5)      Employment Agreement by and among Parent, the Company and John Tortorici, dated as of November 26, 1996.*
    (c)(6)      Employment Agreement by and among Parent, the Company and Gary Adams, dated as of November 26, 1996.*
    (c)(7)      Employment Agreement by and among Parent, the Company and Andrew Epstein, dated as of November 26, 1996.*
    (c)(8)      Employment Agreement by and among Parent, the Company and James Darren
                O'Donnell, dated as of November 26, 1996.*
    (c)(9)      Employment Agreement by and among Parent, the Company and Steven Sokoloff, dated as of November 26, 1996.*
    (c)(10)     Employment Agreement by and among Parent, the Company and Elliot Schnabel, dated as of November 26, 1996.*
    (c)(11)     Employment Agreement by and among Parent, the Company and Thomas Woolf, dated as of November 26, 1996.*
    (d)         Not applicable.
    (e)         Not applicable.
    (f)         Not applicable.


---------------

   * Document previously filed as an exhibit to the Schedule 14D-1.

  ** Document previously filed as an exhibit to Amendment No. 1 to the
     Schedule 14D-1.
 *** Document previously filed as an exhibit to Amendment No. 2 to the
     Schedule 14D-1.
**** Document previously filed as an exhibit to Amendment No. 3 to the
     Schedule 14D-1.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with ME Acquisition, Inc.

Dated: January 13, 1997


                                          BELL INDUSTRIES, INC.

                                          By:  /s/ TRACY A. EDWARDS
                                              --------------------------------
                                              Name:  Tracy A. Edwards
                                              Title: Vice President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this Statement may be filed collectively with Bell Industries, Inc.

Dated: January 13, 1997


                                          ME ACQUISITION, INC.

                                          By: /s/ TRACY A. EDWARDS
                                              ---------------------------------
                                              Name:  Tracy A. Edwards
                                              Title: Vice President

                                 EXHIBIT INDEX

    EXHIBIT
      NO.
    -------
    (a)(1)      Offer to Purchase dated December 4, 1996.***
    (a)(2)      Letter of Transmittal.*
    (a)(3)      Notice of Guaranteed Delivery.*
    (a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.*
    (a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*
    (a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute
                Form W-9.*
    (a)(7)      Text of joint Press Release issued by Parent and the Company on November 27,
                1996.*
    (a)(8)      Form of Summary Advertisement, dated December 4, 1996.*
    (a)(9)      Letter to shareholders of the Company, dated December 4, 1996.*
    (a)(10)     Text of Press Release issued by Parent on December 16, 1996.**
    (a)(11)     Text of Press Release issued by Parent on January 8, 1997.****
    (b)         Commitment Letter, dated October 2, 1996, from Union Bank of California, N.A.
                to Parent (as supplemented by that certain letter agreement between Union
                Bank of California, N.A. and Parent dated November 13, 1996).*
    (c)(1)      Agreement and Plan of Merger, dated as of November 26, 1996, by and among
                Parent, Purchaser and the Company.*
    (c)(2)      Tender Agreement, dated as of November 26, 1996, by and among Parent,
                Purchaser and Herbert S. Davidson.*
    (c)(3)      Employment Agreement by and between Parent and Herbert S. Davidson, dated as of November 26, 1996.*
    (c)(4)      Employment Agreement by and between Parent and Richard Hyman, dated as of
                November 26, 1996.*
    (c)(5)      Employment Agreement by and among Parent, the Company and John Tortorici, dated as of November 26, 1996.*
    (c)(6)      Employment Agreement by and among Parent, the Company and Gary Adams, dated as of November 26, 1996.*
    (c)(7)      Employment Agreement by and among Parent, the Company and Andrew Epstein, dated as of November 26, 1996.*
    (c)(8)      Employment Agreement by and among Parent, the Company and James Darren
                O'Donnell, dated as of November 26, 1996.*
    (c)(9)      Employment Agreement by and among Parent, the Company and Steven Sokoloff, dated as of November 26, 1996.*
    (c)(10)     Employment Agreement by and among Parent, the Company and Elliot Schnabel, dated as of November 26, 1996.*
    (c)(11)     Employment Agreement by and among Parent, the Company and Thomas Woolf, dated as of November 26, 1996.*
    (d)         Not applicable.
    (e)         Not applicable.
    (f)         Not applicable.

 ---------------

    * Document previously filed as an exhibit to the Schedule 14D-1.

   ** Document previously filed as an exhibit to Amendment No. 1 to the
      Schedule 14D-1.

  *** Document previously filed as an exhibit to Amendment No. 2 to the
      Schedule 14D-1.

 **** Document previously filed as an exhibit to Amendment No. 3 to the
      Schedule 14D-1.